Galiano Gold Provides Third Quarter 2023 Details

Vancouver, British Columbia, October 19, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its Q3 2023 financial and operational results after the market close on November 14, 2023.

Conference Call Details		Replay (available until November 21, 2023)
Date:	November 15, 2023	Local:	416-764-8677
Time:	10:00 AM ET (7:00 AM PT)	Toll Free:	1-888-390-0541
Dial In:	416-764-8688	Access Code:	348996#
Toll Free:	1-888-390-0546

The call will be webcast  https://app.webinar.net/bDLWnL7kqY0 and can be accessed at Galiano's website: www.galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa, and jointly owned with Gold Fields. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

Telephone: 1-778-239-0446

Email: info@galianogold.com